Exhibit 99.1

IKANG ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR FISCAL FIRST QUARTER ENDED JUNE 30, 2014

BEIJING, August 25, 2014 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market in terms of revenue in 2013, today announced its unaudited financial results for the fiscal first quarter ended June 30, 2014.

Fiscal First Quarter ended June 30, 2014 Financial Highlights

•                  Net revenues were US$60.2 million, grew 43.3% year-over-year

•                  Gross profit was US$29.1 million, up 29.7% year-over-year

•                  Operating income was US$5.7 million, decreased 42.1% year-over-year

•                  Excluding share-based compensation expenses, operating income would have been US$12.6 million, up 29.3% year-over-year

•                  Non-GAAP EBITDA was US$16.3 million, increased 37.4% year-over-year

•                  Net income attributable to the Company was US$1.9 million, decreased 70.0% year-over-year

•                  Non-GAAP net income(1) was US$8.9 million, increased 37.5% year-over-year

•                  Basic and diluted earnings per ADS attributable to common shareholders were US$0.03, as compared to US$0.10 and US$0.09 respectively in the first quarter of fiscal 2013.  Two ADSs represent one common share.

•                  Non-GAAP basic and diluted earnings per ADS(2) attributable to common shareholders were US$0.14 and US$0.13 respectively, as compared to US$0.10 and US$0.09 in the first quarter of fiscal 2013.

(1)         Non-GAAP net income is defined as net income excluding share-based compensation expenses.  For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(2)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

“We delivered another strong quarter and remain firmly on track to achieve our full year revenue growth of 40.0-43.4%” said Mr Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “The fiscal first quarter performance was driven by strong momentum across all service categories and geographies. The year over year revenue growth from medical examination, disease screening and other services were 42.7%, 34.4% and 61.5% respectively. Geographically, revenues generated from tier one cities including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong, continued to demonstrate phenomenal growth of 39.2% and revenues from remaining cities enjoyed a rapid growth of 58.3%.

After the acquisition of Shanghai Huajian Clinic Ltd, with its three medical centers in Shanghai added to our expanding network, the total number of our self-owned medical centers in China has increased to 50.  This acquisition further strengthens iKang’s leading position in Shanghai, which is one of most strategic markets for iKang.

These robust results and continued success in acquisition and integration further validate our market leading position as the largest provider of private preventive healthcare services and reinforce our commitment to become a leading healthcare management service provider in China in the future.

We remain focused on executing our growth strategies to continue to building the preventive healthcare service platform; enhancing our high-end Evergreen brand; strengthening service infrastructure and expanding geographic coverage and value-added service offerings in the short term. Over the mid to long term, we aim to expand into adjacent areas and develop IT infrastructure and solutions that will further enable us to capitalize on the tremendous growth opportunities in China’s healthcare service segment.  The senior management of the Company is fully committed to creating sustainable long term value to our shareholders.”

Shares Outstanding

As of June 30, 2014, the Company had a total of 32,741,539 common shares issued and outstanding, including 31,936,439 Class A common shares (among which 5,966,979 are in the form of ADSs) and 805,100 Class C common shares.  One common share is represented by two ADSs.

FIRST QUARTER ENDED JUNE 30, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter were US$60.2 million, representing a 43.3% increase from US$42.0 million in the same period last year. It was primarily driven by stable growth across all three major service categories, increase in the number of customer visits and the further expansion of medical center network. As of June 30, 2014, the number of our self-owned medical centers increased to 50 from 37 in the same period last year. In the quarter, the Company served a total of 790,000 customer visits under both corporate and individual programs, representing an increase of 35.1% over the first quarter of 2013.

Taking into the account of seasonality, our growth rate in this quarter at 43.3% has speeded up as compared to 35.5% growth rate in same quarter last year.

The table below sets forth a breakdown of net revenues:

(US$ million)	1st Quarter Ended June 30, 2014	1st Quarter Ended June 30, 2013	YoY % Change
Medical Examinations	51.5	36.1	42.7%
Disease Screening	4.2	3.1	34.4%
Other Services	4.5	2.8	61.5%
Total	60.2	42.0	43.3%

Medical Examinations: Net revenues for the quarter were US$51.5 million, representing a 42.7% increase from US$36.1 million in the same period last year. The increase was primarily due to an increase of 38.6% in the number of customer visits for medical examinations during the period and an increase of 3.0% in the blended average selling price.

Disease screening: Net revenues for the quarter were US$4.2 million, representing a 34.4% increase from US$3.1 million in the same period last year. Disease screening refers to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.  We have seen an increasing demand for such additional services.

Other services: Net revenues for the quarter were US$4.5 million, representing a 61.5% increase from US$2.8 million in the same period last year. The increase was due to the revenue contribution from the acquisition of Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua”) in July 2013.  Yuanhua provides medical consultancy, medical examination and disease screening services.

Cost of Revenues

Cost of revenues for the quarter was US$31.1 million, representing a 58.9% increase from US$19.6 million in the same period last year. In addition to increased costs of material consumables and third party outsourcing services as a result of revenue increase, there were increases in the rental and staff costs as well as depreciation and amortization expenses associated with the new centers opened and acquired from June 30, 2013 to June 30, 2014.

Gross Profit and Gross Margin

Gross profit for the quarter was US$29.1 million, representing a 29.7% increase from US$22.4 million in the same period last year. Gross margin for the quarter was 48.3%, compared to 53.4% in the first quarter of fiscal 2013.  As the newly operated centers still at their ramping-up stage, they had relatively low gross margins in the first quarter of fiscal 2014 which have impacted our overall gross margin.

Operating Expenses

Total operating expenses for the quarter were US$23.4 million, representing an 85.2% increase from US$12.6 million in the same period last year. Excluding the $7.0 million share-based compensation expenses recorded in the quarter, total operating expenses would have increased by 30.1%, which represented 27.3% of total net revenues as compared to 30.1% at the same period last year.

Sales and marketing

Sales and marketing expenses for the quarter were US$6.9 million, accounting for 11.5% of total net revenues as compared to 13.5% in the same period last year.  The improvement reflected the operating leverage from the robust topline growth.

General and administrative

General and administrative expenses for the quarter were US$16.3 million, representing a 148.2% increase from US$6.6 million in the same period last year. Excluding the $7.0 million share-based compensation expenses recorded in the quarter, the increase of general and administrative expenses would have been 41.8%, accounted for 15.4% of total net revenue which was slightly lower than 15.6% in the same period last year.

Research and development

Research and development expenses for the quarter were US$0.2 million, accounting for 0.4% of total net revenues as compared to 1.0% in the same period last year.

Income from Operations

Income from operations for the quarter was US$5.7 million, decreased 42.1% from US$9.8 million from the same period in the previous fiscal year. Operating margin was 9.4% as compared to 23.3% in the first quarter of fiscal 2013.  Excluding the $7.0 million share-based compensation expenses recorded in the quarter, income from operation for the quarter would have been increased by 29.3% with operating margin around 21%.

Net Income

Net income attributable to the Company was US$1.9 million, a decrease of 70.0% from a net income of US$6.5 million for the same period in the last fiscal year. Net margin was 3.2% as compared to 15.5% in the first quarter of fiscal 2013.

Non-GAAP net income excluding share-based compensation expenses for the quarter was US$8.9 million, an increase of 37.5% from US$6.5 million for the same period in fiscal year 2013. Non-GAAP net income margin was 14.8% as compared to 15.5% in same quarter last year.  Taking into the account of seasonality, our growth rate in this quarter at 37.5% has gone up as compared to 14.5% growth rate in same quarter last year.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to common shareholders were US$0.03, compared to basic and diluted earnings per ADS attributable to common shareholders of US$0.10 and US$0.09, respectively, in the same quarter of 2013.  Two ADSs represent one Common Share.

Non-GAAP basic and diluted earnings per ADS attributable to common shareholders were US$0.14 and US$0.13, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$0.10 and US$0.09, respectively, in the same quarter of 2013.

Cash Flow and Working Capital

As of June 30, 2014, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$192.0 million, as compared to US$46.2 million at the end of March 31, 2014. This sequential increase was mainly driven by the proceeds raised from our initial public offering in April 2014.

The net working capital was US$151.1 million at the end of June 30, 2014, with US$279.8 million of current assets and US$128.7 million of current liabilities, as compared to US$7.4 million of net working capital ended March 31, 2014.

GUIDANCE FOR FISCAL YEAR ENDED MARCH 31, 2015

For the fiscal year ended March 31, 2015, the Company reaffirms its guidance of net revenues to be between US$283 million and US$290 million, representing a year-on-year increase of 40.0% to 43.4%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00am US Eastern Time (5:00 am US Pacific Time/8:00pm Beijing/Hong Kong Time) on August 26, 2014, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:                                                                                                                  400-120-0539

Hong Kong:                                                                                    800-905-927

United States:                                                                           1-855-298-3404

International:                                                                            +65-6823-2299

Passcode:                                                                                                 5016628

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:                                                                                                                  400-184-2240

Hong Kong:                                                                                    800-966-697

United States:                                                                           1-866-846-0868

International:                                                                            +61-2-9641-7900

Replay Passcode:                                                       5016628

Replay End Date:                                                      September 9, 2014

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP Net Income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP Net Income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of June 30, 2014, iKang’s nationwide network consisted of 50 self-owned medical centers covering 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin and Changzhou, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Jessie Xin

Director of Investor Relations

D: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Balance Sheets

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of March 31 2014	As of June 30 2014

ASSETS
Current assets
Cash and cash equivalents	$30,221	$151,494
Restricted cash	16,007	40,551

Accounts receivable, net of allowance for doubtful accounts of $4,330 and $5,175 as of March 31, 2014 and June 30, 2014, respectively	37,619	51,714
Inventories	1,693	1,814
Deferred tax assets-current	3,991	4,839
Prepaid expenses and other current assets	20,012	28,063
Amount due from related party	1,287	1,290

Total current assets	$110,830	$279,765

Equity method investment	$6,220	$6,741
Restricted cash-non-current	2,153	—
Property and equipment, net	63,644	75,197
Acquired intangible assets, net	17,530	16,781
Goodwill	41,412	41,478
Cost method investment	129	129
Deferred tax assets-non-current	2,007	1,895
Rental deposit and other non-current assets	6,301	6,847

TOTAL ASSETS	$250,226	$428,833

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $14,599 and $19,056 of March 31, 2014 and June 30, 2014, respectively)	$16,965	$21,661
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $17,126 and $21,227 of March 31, 2014 and June 30, 2014, respectively)	24,275	25,631
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $5,299 and $4,511 of March 31, 2014 and June 30, 2014, respectively)	6,382	6,686
Amount due to related parties (including amount due to related parties of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $8,049 and nil of March 31, 2014 and June 30, 2014, respectively)	8,049	—

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Balance Sheets - Continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of March 31 2014	As of June 30 2014
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $22,234 and $24,225 of March 31, 2014 and June 30, 2014, respectively)	29,523	31,178
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $47 and $46 of March 31, 2014 and June 30, 2014, respectively)	47	46
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $17,717 and $42,340 of March 31, 2014 and June 30, 2014, respectively)	18,201	43,474

Total current liabilities	$103,442	$128,676

Deferred government subsidy-non-current (including deferred government subsidy-non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $63 and $63 of March 31, 2014 and June 30, 2014, respectively)	$63	$63
Long term borrowings (including long term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $1,865 and nil of March 31, 2014 and June 30, 2014, respectively)	1,865	—
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $2,929 and $2,765 of March 31, 2014 and June 30, 2014, respectively)	3,478	3,364

TOTAL LIABILITIES	$108,848	$132,103

Mezzanine equity	$264,517	—

Equity
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	$(126,957)	$292,696
Non-controlling interest	$3,818	$4,034

TOTAL (DEFICIT)/EQUITY	$(123,139)	$296,730

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$250,226	$428,833

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Statements of Operations

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three month periods ended June 30
	2013	2014

Net revenues	$41,980	$60,164
Cost of revenues	19,571	31,095
Gross profit	$22,409	$29,069

Operating expenses:
Selling and marketing	$5,656	$6,924
General and administrative	6,555	16,271
Research and development	432	224
Total operating expenses	$12,643	$23,419

Income from operations	$9,766	$5,650
Loss from forward contracts	—	(8)
Interest expense	308	454
Interest income	19	65

Income before provision for income taxes and gain from equity method investment	$9,477	$5,253
Income tax expenses	2,818	3,649
Gain from equity method investment	—	521

Net income	$6,659	$2,125
Less: Net income attributable to non-controlling interest	170	178
Net income attributable to iKang Healthcare Group, Inc.	$6,489	$1,947
Deemed dividend to preferred shareholders	3,661	100
Undistributed earnings allocated to preferred shareholders	1,547	201
Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$1,281	$1,646
Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.20	$0.05
Diluted	$0.19	$0.05
Net income per ADS(1 common share equals to 2 ADSs)
Basic	$0.10	$0.03
Diluted	$0.09	$0.03
Weighted average shares used in calculating net income per common share
Basic	6,481,245	30,221,632
Diluted	6,911,957	31,460,110

IKANG HEALTHCARE GROUP,INC.

Reconciliation of GAAP and Non-GAAP Results

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three month periods ended June 30
	2013	2014

Net income attributable to iKang Healthcare Group, Inc.	$6,489	$1,947
Add:
Share-based compensation	—	6,976
Non-GAAP Net Income	$6,489	$8,923

Income from operations	$9,766	$5,650
Add:
Depreciation and amortization	2,097	3,678
Share-based compensation	—	6,976
Non-GAAP EBITDA	$11,863	$16,304

Non-GAAP Net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$5,208	$698
Non-GAAP Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$1,281	$8,225

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.20	$0.27
Diluted	$0.19	$0.26
Non-GAAP net income per ADS (1 common share equals to 2 ADSs)
Basic	$0.10	$0.14
Diluted	$0.09	$0.13